SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-3

(Amendment No. 1)

APPLICATION FOR QUALIFICATION OF INDENTURE

UNDER THE TRUST INDENTURE ACT OF 1939

PDL BIOPHARMA, INC.

(Name of Applicants)

932 Southwood Boulevard

Incline Village, Nevada 89451

(Address of Principal Executive Office)

SECURITIES TO BE ISSUED UNDER THE

INDENTURE TO BE QUALIFIED

Title of Class	Amount
2.875% Series 2011 Convertible Senior Notes due February 15, 2015	Up to $180,000,000 aggregate principal amount

Approximate date of proposed public offering:

As soon as practicable after the date of this Application for Qualification.

Danny Hart

Associate General Counsel

PDL BioPharma, Inc.

932 Southwood Boulevard

Incline Village, Nevada 89451

(775) 832-8500

(Name and Address of Agent for Service)

With a copy to:

Dhiya El-Saden

Gibson, Dunn & Crutcher LLP

333 South Grand Ave.

Los Angeles, CA 90071

Telephone: (213) 229-7000

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon written request.

EXPLANATORY NOTE

This Amendment No. 1 to the Application for Qualification of Indentures on Form T-3 (File No. 022-28962) filed by PDL BioPharma, Inc., a Delaware corporation (the Company), with the United States Securities and Exchange Commission on November 15, 2011 (the Form T-3), is being filed solely to:

•	file a revised Exhibit T3C;

•	file a new Exhibit T3E.5; and

•	update Item 8. Analysis of Indenture Provisions pursuant to revisions made to Exhibit T3C.

All other information in the Form T-3 is unchanged and has been omitted.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions

The New Notes will be issued under the New Indenture. The following is a general description of certain provisions of the New Indenture. The description is qualified in its entirety by reference to the New Indenture, which is filed as Exhibit T3C hereto and incorporated by reference herein. The following description is subject to amendment, modification and completion upon finalization of the New Indenture. Capitalized terms used below and not otherwise defined herein have the meanings ascribed to them in the New Indenture.

(a)	Events of Default; Withholding of Notice

The following will be Events of Default under the New Indenture:

(1) the Company defaults in the payment of any interest on any New Note when the same becomes due and payable and the default continues for a period of 30 days;

(2) the Company defaults in the payment of any principal of (including, without limitation, any premium, if any, on) any New Note when the same becomes due and payable (whether at maturity, on a Fundamental Change Repurchase Date or otherwise) or fails to comply with its obligation to convert the New Notes in accordance with the New Indenture upon exercise of a Holder’s right in accordance with Article 4 of the New Indenture;

(3) the Company fails to comply with any of its other agreements contained in the New Notes or the New Indenture and the default continues for the period and after the notice specified below;

(4) the Company defaults in the payment of the purchase price of any New Note when the same becomes due and payable;

(5) the Company fails to provide notice of a Fundamental Change to the Trustee and to each Holder if required by Section 3.9 of the New Indenture for a period of 30 days after notice of failure to do so;

(6) any indebtedness under any bond, debenture, note or other evidence of indebtedness for money borrowed by the Company or any Significant Subsidiary (all or substantially all of the outstanding voting securities of which are owned, directly or indirectly, by the Company) or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company or any Significant Subsidiary (all or substantially all of the outstanding voting securities of which are owned, directly or indirectly, by the Company) (an Instrument) with an aggregate outstanding principal amount then outstanding in excess of $25,000,000, whether such indebtedness now exists or shall hereafter be created, is not paid at final maturity of the Instrument (either at its stated maturity or upon acceleration thereof), and such indebtedness is not discharged, or such acceleration is not rescinded or annulled, within a period of 30 days after there shall have been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding New Notes a written notice specifying such default and requiring the Company to cause such indebtedness to be discharged or cause such default to be cured or waived or such acceleration to be rescinded or annulled and stating that such notice is a “Notice of Default” under the New Indenture;

(7) the Company or any Significant Subsidiary, pursuant to or within the meaning of any Bankruptcy Law:

A. commences a voluntary case or proceeding;

B. consents to the entry of an order for relief against it in an involuntary case or proceeding;

C. consents to the appointment of a Custodian of it or for all or substantially all of its property; or

D. makes a general assignment for the benefit of its creditors; or

(8) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

A. is for relief against the Company or any Significant Subsidiary in an involuntary case or proceeding;

B. appoints a Custodian of the Company or any Significant Subsidiary or for all or substantially all of the property of the Company or any Significant Subsidiary; or

C. orders the liquidation of the Company or any Significant Subsidiary; and in each case the order or decree remains unstayed and in effect for 60 consecutive days.

A default under clause (3) above is not an Event of Default until the Trustee notifies the Company, or the Holders of at least 25% in aggregate principal amount of the New Notes then outstanding notify the Company and the Trustee, in writing of the default, and the Company does not cure the default within 60 days after receipt of such notice. The notice must specify the default, demand that it be remedied and state that the notice is a “Notice of Default.” If such a default is cured, it ceases.

The Trustee shall not be charged with knowledge of any Event of Default unless written notice from the Company, a Paying Agent, or any Holder thereof shall have been received by a Trust Officer at the Corporate Trust Office of the Trustee, and such notice references the New Indenture.

If an Event of Default (other than an Event of Default specified in clause (7) or (8) above) occurs and is continuing, the Trustee may, by notice to the Company, or the Holders of at least 25% in aggregate principal amount of the New Notes then outstanding may, by notice to the Company and the Trustee, declare all unpaid principal to the date of acceleration on the New Notes then outstanding (if not then due and payable) to be due and payable upon any such declaration, and the same shall become and be immediately due and payable. If an Event of Default specified in clause (7) or (8) above occurs, all unpaid principal of the New Notes then outstanding shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of a majority in aggregate principal amount of the New Notes then outstanding by notice to the Trustee may rescind an acceleration and its consequences if (a) all existing Events of Default, other than the nonpayment of the principal of the New Notes which has become due solely by such declaration of acceleration, have been cured or waived; (b) to the extent the payment of such interest is lawful, interest (calculated at the rate per annum borne by the New Notes) on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid; (c) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and (d) all payments due to the Trustee and any predecessor Trustee under the New Indenture have been made. No such rescission shall affect any subsequent default or impair any right consequent thereto.

If an Event of Default occurs and is continuing, the Trustee may, but shall not be obligated to, pursue any available remedy by proceeding at law or in equity to collect the payment of the principal of or interest on the New Notes or to enforce the performance of any provision of the New Notes or the New Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the New Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Securityholder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All available remedies are cumulative to the extent permitted by law.

(b)	Authentication and Delivery of the Notes; Use of Proceeds

An Officer shall sign the New Notes for the Company by manual or facsimile signature attested by the manual or facsimile signature of the Secretary or an Assistant Secretary of the Company.

If an Officer whose signature is on a New Note no longer holds that office at the time the Trustee authenticates the New Note, the New Note shall be valid nevertheless.

A New Note shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the New Note. The signature shall be conclusive evidence that the New Note has been authenticated under the New Indenture.

On the Closing Date, the Company shall issue, and the Trustee shall authenticate and make available for delivery, New Notes in the aggregate principal amount of $180,000,000. After the Closing Date, the Company may issue, and the Trustee shall authenticate and make available for delivery, Additional Securities issued pursuant to the New Indenture. The Trustee shall so authenticate and make available for delivery New Notes upon receipt of a written order or orders of the Company signed by two Officers of the Company (a Company Order). The Company Order shall specify the amount of New Notes to be authenticated and the date on which each original issue of New Notes is to be authenticated.

The Company at any time or from time to time may, without the consent of any Holder, issue Additional Securities pursuant to the New Indenture, which Additional Securities shall be entitled to all of the benefits of this New Indenture. Such Additional Securities will be deemed New Notes for all purposes hereunder, including without limitation in determining the necessary Holders who may take the actions or consent to the taking of actions as specified in the New Indenture.

The Trustee shall act as the initial authenticating agent. Thereafter, the Trustee may appoint an authenticating agent acceptable to the Company to authenticate New Notes. An authenticating agent may authenticate New Notes whenever the Trustee may do so. Each reference in the New Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent shall have the same rights as an Agent to deal with the Company or an Affiliate of the Company.

The New Notes shall be issuable only in registered form without coupons and only in denominations of $1,000 principal amount and any integral multiple thereof.

There will be no proceeds from the issuance of the New Notes because the New Notes will be exchanged for the Existing Notes.

(c)	Release and Substitution of Property Subject to the Lien of the Indenture

The New Notes are unsecured obligations of the Company. As such, the New Notes are not secured by any lien on any property.

(d)	Satisfaction and Discharge of the Indenture

The New Indenture shall cease to be of further effect (except as to any surviving rights of conversion, registration of transfer or exchange of New Notes expressly provided for in the New Indenture and except as further provided below), and the Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this New Indenture, when

(1) either

A. all New Notes theretofore authenticated and delivered (other than New Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in the New Indenture) have been delivered to the Trustee for cancellation; or

B. all such New Notes not theretofore delivered to the Trustee for cancellation

(i) have become due and payable, or

(ii) will become due and payable at the Final Maturity Date within one year;

and the Company, in the case of clause (i) or (ii) above, has irrevocably deposited or caused to be irrevocably deposited with the Trustee or a Paying Agent (other than the Company or any of its Affiliates) as trust funds in cash in an amount sufficient to pay and discharge the entire indebtedness on such New Notes not theretofore delivered to the Trustee for cancellation, for principal (including premium, if any) and interest to the date of such deposit (in the case of New Notes that have become due and payable) or to the Final Maturity Date;

(2) the Company has paid or caused to be paid all other sums payable under the New Indenture by the Company; and

(3) the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of the New Indenture have been complied with.

(e)     Evidence Required to be Furnished by the Company to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture

The Company shall deliver to the Trustee, within 90 days after the end of each fiscal year of the Company (beginning with the fiscal year ending December 31, 2011), an Officers’ Certificate as to the signer’s knowledge of the Company’s compliance with all conditions and covenants on its part contained in the New Indenture and stating whether or not the signer knows of any default or Event of Default. If such signer knows of such a default or Event of Default, the Officers’ Certificate shall describe the default or Event of Default and the efforts to remedy the same. For the purposes of this provision of the New Indenture, compliance shall be determined without regard to any grace period or requirement of notice provided pursuant to the terms of the New Indenture. The Company shall, within 30 calendar days, upon becoming aware of any Event of Default, deliver to the Trustee a statement specifying such Event of Default.

Contents of Application for Qualification. This application for qualification comprises:

(a)	Pages numbered 1 to 8, consecutively.

(b)	The statement of eligibility and qualification on Form T-1 of each trustee under the New Indenture to be qualified (included as Exhibit 25.1).

(c)	The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

Exhibit Number	Description

Exhibit T3A	Restated Certificate of Incorporation of PDL BioPharma, Inc., as amended (incorporated by reference to Exhibit 3.1 to Annual Report on Form 10-K filed March 31, 1993).

Exhibit T3B	Amended and Restated Bylaws of PDL BioPharma, Inc. (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed June 10, 2009).

Exhibit T3C	Revised Form of Indenture, dated December , 2011, among the Company and The Bank of New York Mellon Trust Company, N.A, as trustee (incorporated by reference to Exhibit (d)(4) of Amendment No. 1 to the Company’s Issuer Tender Offer Statement on Schedule TO-I dated December 7, 2011).

Exhibit T3D	Not applicable.

Exhibit T3E.1	Offering Memorandum, dated November 15, 2011 (incorporated by reference to Exhibit (a)(1)(i) of the Company’s Issuer Tender Offer Statement on Schedule TO-I dated November 15, 2011).

Exhibit T3E.2	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) of the Company’s Issuer Tender Offer Statement on Schedule TO-I dated November 15, 2011).

Exhibit T3E.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iii) of the Company’s Issuer Tender Offer Statement on Schedule TO-I dated November 15, 2011).

Exhibit T3E.4	Form of Letter to Clients (incorporated by reference to Exhibit (a)(1)(iv) of the Company’s Issuer Tender Offer Statement on Schedule TO-I dated November 15, 2011).

Exhibit T3E.5

Supplement No. 1 to Offering Memorandum, dated December 7, 2011 (incorporated by reference to

Exhibit (a)(1)(v) of Amendment No. 1 to the Company’s Issuer Tender Offer Statement on Schedule TO-I dated December 7, 2011).

Exhibit T3F	Cross-reference sheet showing the location in the New Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive of the Trust Indenture Act of 1939, as amended.*

Exhibit 25.1	Statement of eligibility and qualification of the Trustee on Form T-1.*

*	Filed previously with the Company’s Issuer Tender Offer Statement on Schedule TO-I dated November 15, 2011.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, PDL BioPharma, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Incline Village, and State of Nevada, on the 7th day of December, 2011.

PDL BIOPHARMA, INC.

/S/ JOHN P. MCLAUGHLIN
Name:	John P. McLaughlin
Title:	President and Chief Executive Officer

Attest:	/S/ SUSAN BALDWIN
Name:	Susan B. Baldwin
Title:	Sr. Administrative Assistant

Index to Exhibits

Exhibit Number	Description

Exhibit T3A	Restated Certificate of Incorporation of PDL BioPharma, Inc., as amended (incorporated by reference to Exhibit 3.1 to Annual Report on Form 10-K filed March 31, 1993).

Exhibit T3B	Amended and Restated Bylaws of PDL BioPharma, Inc. (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed June 10, 2009).

Exhibit T3C	Revised Form of Indenture, dated December , 2011, among the Company and The Bank of New York Mellon Trust Company, N.A, as trustee (incorporated by reference to Exhibit (d)(4) of Amendment No. 1 to the Company’s Issuer Tender Offer Statement on Schedule TO-I dated December 7, 2011).

Exhibit T3D	Not applicable.

Exhibit T3E.1	Offering Memorandum, dated November 15, 2011 (incorporated by reference to Exhibit (a)(1)(i) of the Company’s Issuer Tender Offer Statement on Schedule TO-I dated November 15, 2011).

Exhibit T3E.2	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) of the Company’s Issuer Tender Offer Statement on Schedule TO-I dated November 15, 2011).

Exhibit T3E.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iii) of the Company’s Issuer Tender Offer Statement on Schedule TO-I dated November 15, 2011).

Exhibit T3E.4	Form of Letter to Clients (incorporated by reference to Exhibit (a)(1)(iv) of the Company’s Issuer Tender Offer Statement on Schedule TO-I dated November 15, 2011).

Exhibit T3E.5	Supplement No. 1 to Offering Memorandum, dated December 7, 2011 (incorporated by reference to Exhibit (a)(1)(v) of Amendment No. 1 to the Company’s Issuer Tender Offer Statement on Schedule TO-I dated December 7, 2011).

Exhibit T3F	Cross-reference sheet showing the location in the New Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive of the Trust Indenture Act of 1939, as amended.*

Exhibit 25.1	Statement of eligibility and qualification of the Trustee on Form T-1.*

*	Filed previously with the Company’s Issuer Tender Offer Statement on Schedule TO-I dated November 15, 2011.